[TC PipeLines Letterhead]

September 4, 2007

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Fieldsend

Re:
TC PipeLines, LP
Post-Effective Amendment No. 3 to Registration Statement
on Form S-3 (File No. 333-141488)

Ladies and Gentlemen:

        TC PipeLines, LP (the "Company") hereby requests that the above-referenced post-effective amendment to the Registration Statement on Form S-3 (the "Registration Statement") be made effective at 12:00 p.m., Washington D.C. time, on September 6, 2007, or as soon thereafter as practicable.

        The Company hereby acknowledges that:

  •
  Should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

  •
  The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

TC PipeLines, LP
By:	TC PipeLines, GP, Inc., its General Partner
By:	/s/ DONALD DEGRANDIS
	Name:	Donald DeGrandis
	Title:	Secretary

cc:    Brett Cooper